UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of April 2018

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Item 1:	Form 6-K dated April 9, 2018 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated:	April 9, 2018

Item 1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

JAGUAR LAND ROVER REPORTS RISE IN FISCAL YEAR SALES

	Fiscal 2017/18 Retails	Change year-on-year	Jan - Mar'18 (Quarter 4)	Change year-on-year	March 2018	Change year-on year

Jaguar Land Rover	614,309	1.7%	172,709	(3.8)%	83,732	(7.8)%
Jaguar	174,560	1.0%	49,931	(7.5)%	24,300	(12.7)%
Land Rover	439,749	2.0%	122,778	(2.2)%	59,432	(5.7)%

April 9, 2018, Whitley, UK: Jaguar Land Rover, the UK's largest automotive manufacturer, today reported retail sales of 614,309 vehicles for the financial year ended 31 March 2018, up 1.7% on the prior year.

New models including the Range Rover Velar (Winner of the 2018 World Car Design of the Year Award) and the all new Land Rover Discovery drove the increase, while the more recently launched 18 Model Year Range Rover and Range Rover Sport and the Jaguar E-PACE are still ramping up.

Retail sales for the financial year were up year-on-year in China (19.9%), North America (4.7%) and in Overseas markets (3.4%) but down in the UK (12.8%) and in Europe (5.3%), primarily driven by continuing uncertainty over diesel.

Retail sales for March were 83,732 and for the fourth quarter were 172,709 vehicles, down 7.8% and 3.8%, respectively, primarily due to lower UK sales and to a lesser extent lower sales in Europe. UK industry sales were down 15.7% in March and 12.4% in the Quarter, more than explained by lower diesel sales, although March 2017 was an all-time industry record with increased sales in advance of an increase in vehicle taxes in April 2017.

Felix Brautigam, Jaguar Land Rover Chief Commercial Officer, said: "Weaker market conditions in the UK and Europe, driven by lack of consumer confidence and lower demand for diesels, are impacting our growth. But even against this backdrop it's good to see that we have closed our financial year with record retail sales.

"New models such as the award-winning Range Rover Velar continue to drive our growth. Sales of the completely refreshed 18 Model Year Range Rover and Range Rover Sport, including our PHEV option, are still ramping up.

For Jaguar, sales of the new E-PACE are gathering momentum. The I-PACE, our first battery electric vehicle, is just going on sale. It is the world's smartest five seater sports car and will entice even more customers to our showrooms."

Jaguar retail sales were up 1.0%, to 174,560 vehicles in the financial year thanks to the introduction of the E-PACE, continuing solid sales of F-PACE and the long wheel base XFL in our China market. This success was partially offset by lower sales of XE and XJ. Jaguar retails in the Fourth Quarter were 49,931 vehicles, down 7.5% compared to the same quarter last year, and were 24,300 units in the month of March, down 12.7% compared to March 2017.

Land Rover retailed 439,749 vehicles this financial year, up 2.0% compared to the last financial year due to the introduction of the Range Rover Velar and the all new Land Rover Discovery. This was partially offset by lower sales of the Discovery Sport and Evoque whilst Range Rover and Range Rover Sport retails were lower on account of the model year change over, including our first Plug in Hybrid models, during the third and fourth quarter. Retail sales for Land Rover for the Fourth Quarter were 122,778 vehicles, down 2.2% from quarter four last year, and retails in March were 59,432 vehicles, down 5.7% compared to March 2017.

ENDS.

About Jaguar Land Rover

Jaguar Land Rover is the UK's largest automotive manufacturer, built around two iconic British car brands: Land Rover, the world's leading manufacturer of premium all-wheel-drive vehicles; and Jaguar, one of the world's premier luxury sports saloon and sports car marques.

We employ more than 43,000 people globally and support around 240,000 more through our dealerships, suppliers and local businesses. Manufacturing is centred in the UK, with additional plants in China, Brazil, Austria and Slovakia.

At Jaguar Land Rover, we are driven by a desire to deliver class-leading vehicles, which will provide experiences our customers will love, for life. Our products are in demand around the globe. In 2017 Jaguar Land Rover sold 621,109 vehicles in 130 countries, with more than 80 per cent of our vehicles being sold abroad.

Our innovation is continuous: we will spend more than £ 4 billion in the coming year on new product creation and capital expenditure.

From 2020 all new Jaguar Land Rover vehicles will be electrified, giving our customers even more choice. We will introduce a portfolio of electrified products across our model range, embracing fully electric, plug-in hybrid and mild hybrid vehicles as well as continuing to offer ultra-clean petrol and diesel engines.

About Tata Motors

Tata Motors Limited, a USD 42 billion is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. As India’s largest automobile company and part of the USD 100 billion Tata group, Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 76 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea. In India, Tata Motors has an industrial joint venture with Fiat. Engaged in engineering and automotive solutions, with a focus on future-readiness and a pipeline of tech-enabled products, Tata Motors is India’s market leader in commercial vehicles and among the top in passenger vehicles with 9 million vehicles on Indian roads. The company’s innovation efforts are focused on developing auto technologies that are sustainable as well as suited. With design and R&D centres located in India, the UK, Italy and Korea, Tata Motors strives to pioneer new products that fire the imagination of GenNext customers. Abroad, Tata cars, buses, and trucks are being marketed in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute “forward-looking statements”. Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.